EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(unaudited)

						Twelve Months Ended	Six Months Ended
	Year Ended December 31,					June 30,	June 30,
In thousands, except share data	2017	2016	2015	2014	2013	2018	2018
Fixed Charges, as defined:
Interest on Long-Term Debt	$36,809	$34,508	$37,918	$40,066	$40,825	36,720	$18,378
Other Interest	2,274	3,404	3,173	2,718	2,709	2,604	1,379
Amortization of Debt Discount and Expense	2,017	1,671	1,760	1,963	1,877	2,032	1,017
Capitalized Interest	2,598	—	—	—	—	4,846	2,248
Interest Portion of Rentals	2,574	2,048	1,976	2,302	1,910	2,291	1,006
Total Fixed Charges, as defined	$46,272	$41,631	$44,827	$47,049	$47,321	48,493	$24,028
Earnings, as defined:
Net Income from continuing operations(1)	$72,073	$62,419	$60,026	$66,006	$61,970	$68,273	$41,672
Taxes on Income from continuing operations(1)	41,008	43,011	39,907	46,268	42,787	26,306	15,476
Fixed Charges, as above	46,272	41,631	44,827	47,049	47,321	48,493	24,028
Total Earnings, as defined	$159,353	$147,061	$144,760	$159,323	$152,078	$143,072	$81,176
Ratios of Earnings to Fixed Charges	3.44	3.53	3.23	3.39	3.21	2.95	3.38

(1) Net income from continuing operations and taxes on income from continuing operations exclude income and taxes related to discontinued operations, respectively.